SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: March 3, 2026

List of Materials

Documents attached hereto:

Sony Music Entertainment (Japan) and Sony Pictures Entertainment Announce the Completion of the Acquisition of Additional Equity Interest in Peanuts Holdings LLC

March 3, 2026

Sony Group Corporation

Sony Music Entertainment (Japan) and Sony Pictures Entertainment

Announce the Completion of the Acquisition of Additional Equity Interest

in Peanuts Holdings LLC

Sony Music Entertainment (Japan) Inc. (“SMEJ”) and Sony Pictures Entertainment Inc. (“SPE”), wholly-owned subsidiaries of Sony Group Corporation (“Sony”), today announced that they have indirectly acquired all of the approximately 41% equity interest indirectly held by WildBrain Ltd., a publicly listed Canadian company, in Peanuts Holdings LLC (“Peanuts”), according to the executed definitive agreement previously announced on December 19, 2025. The total purchase price of this acquisition is approximately 630 million Canadian dollars (approximately 460 million U.S. dollars*), subject to customary working capital and other adjustments. As a result of this transaction, together with SMEJ’s previously existing approximately 39% equity interest, SMEJ and SPE now indirectly own an 80% equity interest in Peanuts, and Peanuts has become a consolidated subsidiary of Sony. For details, please refer to the attached press release.

In connection with the completion of this transaction, Sony expects to record a remeasurement gain as operating income in the fourth quarter of the fiscal year ending March 31, 2026, based on the fair value of SMEJ’s previously existing approximately 39% equity interest in Peanuts. Although Sony has included the estimated amount of such gain, approximately 45 billion yen, in its consolidated financial results forecast for the fiscal year ending March 31, 2026, which was announced on February 5, 2026, Sony continues to evaluate the final amount.

* Reference figures calculated based on a rate of 1 Canadian dollar = 0.73 U.S. dollars.

To all members of the press,

March 3, 2026

Sony Music Entertainment (Japan) Inc.

Sony Pictures Entertainment Inc.

Completion of Acquisition of Stake in Peanuts Holdings LLC

Sony Music Entertainment (Japan) Inc. (Headquarters: Chiyoda-ku, Tokyo; President and Group CEO: Shunsuke Muramatsu; “SMEJ”) and Sony Pictures Entertainment Inc. (Headquarters: California, U.S.A.; President & CEO: Ravi Ahuja; “SPE”) today announced that the two companies have completed the acquisition of an equity interest in Peanuts Holdings LLC from WildBrain Ltd. (formerly DHX Media Ltd.; Headquarters: Ontario, Canada; President & CEO: Josh Scherba; “WildBrain”), following the signing of definitive agreement for the acquisition of a stake in Peanuts Holdings LLC, announced on December 19, 2025.

By acquiring approximately 41% of the equity interest in Peanuts Holdings LLC previously held by WildBrain, SMEJ and SPE now collectively hold a combined 80% interest in Peanuts Holdings LLC. As a result of this transaction, Peanuts Holdings LLC will become a consolidated subsidiary of SMEJ.

In close collaboration with the family of “PEANUTS” creator Charles M. Schulz, who retain their 20% ownerships stake in the “PEANUTS” IP, SMEJ and SPE will carry forward the esteemed legacy of this globally renowned evergreen IP, and pursue the expansion of the business from a long-term perspective by leveraging the strengths of the Sony Group. The ownership of rights to the “PEANUTS” brand and the management of its business will continue to be handled by Peanuts Worldwide LLC, a wholly owned subsidiary of Peanuts Holdings LLC.

Related Press Releases: Signing of Definitive Agreement for the Acquisition of a Stake in Peanuts Holdings LLC (December 19, 2025)

https://www.sme.co.jp/en/pressrelease/news/detail/NEWS001927.html

Usage of Visuals in Publication

Please include the following credit / copyright in publications using the included visuals.

©Peanuts Worldwide LLC